# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BARNWELL INDUSTRIES INC, CIK 0000010048
CUSIP: 068221100
Title of class of securities: Common Stock, $0.50 par value
Address of issuer's principal executive offices: 24 GREENWAY PLAZA, SUITE 1800Q, HOUSTON, Texas (TX), 77046
Date of event which requires filing of this statement: 03/28/2026
Amends the filing with accession number 0000921895-25-003243
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 840,135; sole dispositive power 0; shared dispositive power 840,135; aggregate amount beneficially owned 840,135 (6.5% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 840,136; shared voting power 840,135; sole dispositive power 840,136; shared dispositive power 840,135; aggregate amount beneficially owned 1,680,271 (12.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.50 par value
Name of issuer: BARNWELL INDUSTRIES INC
Address of issuer's principal executive offices: 24 GREENWAY PLAZA, SUITE 1800Q, HOUSTON, Texas (TX), 77046
Comment: This Amendment No. 1 to the Schedule 13D is being filed to reflect the fact that the Common Warrants (as defined and described in the initial Schedule 13D) held by the Reporting Persons are exercisable within the next 60 days.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 12,566,314 Shares outstanding as of February 20, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 23, 2026, plus the Shares underlying the Common Warrants that are exercisable by the Reporting Persons within the next 60 days, as applicable.

As of the date hereof, the Radoff Foundation directly beneficially owned 840,135 Shares, including 280,045 Shares underlying the Common Warrants, constituting approximately 6.5% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 840,136 Shares, including 280,045 Shares underlying the Common Warrants, constituting approximately 6.5% of the Shares outstanding. Mr. Radoff, as a director of the Radoff Foundation, may be deemed to beneficially own the 840,135 Shares beneficially owned by the Radoff Foundation, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,680,271 Shares, constituting approximately 12.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (03/31/2026)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (03/31/2026)